Exhibit 99.26

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

 Idaho Cobalt Project EIS Progress

Vancouver, B.C., April 6, 2005 Formation Capital Corporation (FCO-TSX) (the Company) announced today that on April 4, 2005, it received a letter from the United States Department of Agriculture, Salmon-Challis National Forest (USFS).   The letter, addressed to “Interested Party”, is from the USFS’s Project Coordinator for the Company’s 100% owned Idaho Cobalt Project and states that “The [USFS’s] preliminary schedule shows the issuance of the Draft EIS in the fourth quarter of 2005, completion of the Final EIS and a FS Record of Decision in March of 2006.”

In addition the letter states that “Based on our ongoing review of technical and baseline data reports recently submitted by FCC [Formation Capital Corporation, U.S.] as supporting documents for the POO [Plan of Operations], some information critical to our effects and mitigation evaluations and for the development of EIS [Environmental Impact Statement] action alternatives remains incomplete.  We continue to work with FCC and their contractors to obtain the information necessary to allow finalization of these reports.  Work on completing draft text for several chapters of the EIS is underway.”

The National Environmental Policy Act (NEPA), the act under which the EIS is written, requires the Forest Service to develop and study alternatives to the proposed action.  By its nature NEPA creates an iterative process by which information is developed and exchanged, which leads to more information and exchanges.  The Final EIS will reflect the benefits of these iterations to inform agency decision making and help the public understand the Project.  The support now being requested by USFS and offered by the Company, the “information critical to our effects and mitigation evaluations” referred to in the above paragraph, does not refer to any specific matter or required document(s), but rather is of this iterative nature, and largely consists of assisting the EIS team in developing water quality predictions based on project alternatives developed in the EIS process.

In the Company’s news release dated December 3, 2004 the Company reported that a meeting had been held to set the schedule for the EIS. It reported that present at the meeting were principals and consultants of the Company, a representative from the USFS, and members of the USFS’s EIS team.  It also reported that the preliminary schedule set by the USFS and the Company showed the Draft EIS was expected to be completed in April 2005 and a final EIS was expected to be completed by late summer.

The Company is working with the USFS and the USFS’s EIS team to look for ways to expedite the EIS schedule and remains hopeful that a more timely schedule will be met.  The Company has been and will continue to be committed to using every effort to provide any information or assistance the USFS or the USFS’s EIS team requires.

The Company is committed to a science backed Plan of Operation for the Idaho Cobalt Project.  Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com -  Or visit our Web site at:  formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

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